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                                                            EXHIBIT (a)(5)(viii)


               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                             IN AND FOR NEW CASTLE


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THOMAS GRILLO,                        )
                                      ) C.A. No. 18718-NC
                                      )
                  Plaintiff,          ) COMPLAINT
     vs.                              )
                                      )
BARRETT RESOURCES CORPORATION, C.     )
ROBERT BUFORD, DERRILL CODY, PETER    )
A. DEA, JAMES M. FITZGIBBONS, HENNIE  )
L.J.M. GIESKES, WILLIAM W. GRANT, III )
and PHILIPPE S.E. SCHREIBER,          )
                                      )
                  Defendants.         )
                                      )
---------------------------------------

          Plaintiff alleges on information and belief, except as to paragraph 1 which is alleged on knowledge, as follows:

                                  THE PARTIES
                                  -----------

          1. Plaintiff owns and has owned shares of the common stock of Barrett Resources Corporation ("Barrett" or the "Company") at all relevant times.

          2. Barrett is a Delaware corporation with principal executive offices located at 1515 Arapahoe Street, Denver, Colorado. Barrett is an independent gas and crude oil exploration and production company.

          3. Defendant C. Robert Buford ("Buford") is Chairman of the Board of Directors of Barrett.

          4. Defendant Derrill Cody is a director of the Company

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          5. Defendant Peter A. Dea ("Dea") is Chief Executive Officer, Vice
Chairman and a director of Barrett.

          6. Defendant James M. Fitzgibbons is a director of the Company.

          7. Defendant William W. Grant, III is a director of Barrett.

          8. Defendant Hennie L.J.M. Gieskes is a director of the Company.

          9. Defendant Philippe S.E. Schreiber is a director of the Company.

          10. As directors of the Company, the individual defendants (collectively referred to hereinafter as the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of Barrett and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          11. Plaintiff brings this action behalf of himself and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of Barrett, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

          12. This action is properly maintainable as a class action because:

               (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 33 million shares of Barrett common stock outstanding, held by hundreds of stockholders of record. Barrett's shares are actively traded on the New York Stock Exchange. Members of the Class are scattered throughout the United States;

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               (b) There are questions of law and fact which are common to the
Class and which predominate over questions affecting any individual Class member;

               (c) Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final in injunctive or corresponding declaratory relief with respect to the Class as a whole;

               (d) Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

               (e) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

The Offer
---------

          13. On March 7, 2001, Shell Oil Company ("Shell") announced that it had offered to acquire Barrett for $55 per share, plus the assumption of $400 million in debt, for a total acquisition price of $1.8 billion (the "Offer").

          14. According to a separate report dated March 7, 2001, Barrett had previously rejected one or more prior approaches by Shell.

          15. Under the circumstances, the Individual Defendants are obligated to adequately inform themselves about the Offer and consider strategic alternatives designed to

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provide class members with equivalent or greater value. Shell has indicated that it was and remains willing to meet with Barrett, presumably to negotiate an even higher price for Barrett shares. Thus, without negotiations with Shell, the Individual Defendants cannot fulfill their duty to inform themselves adequately about the Offer and its parameters.

The Poison Pill and Invalid Bylaws
----------------------------------

          16. Barrett has in place a shareholder rights plan (the "poison pill"), with a 15% "trigger" which makes a takeover of Barrett prohibitively expensive unless the Individual Defendants approve the transaction. Thus, the Individual Defendants have veto power over an acquisition proposal, even one highly favorable to class members.

          17. Barrett also has in place certain Bylaws which contain invalid provisions designed to thwart the exercise of the stockholders' statutory right to act by written consent.

          18. Section 3 of Article III of the Bylaws (the "Advance Notice Bylaw") provides, in part:

          Nominations by stockholders for directors to be elected by written consent of stockholders shall be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the secretary of the corporation not less than 60 days nor more than 90 days prior to the first solicitation of any written consents of stockholders for the election of those nominees.

          The Advance Notice Bylaw also provides that "[n]o person shall be eligible for election as a director of the Corporation unless nominated in accordance with procedure set forth in this Section."

          19. Article III, Section 3 of the Bylaws purports to restrict the ability of the stockholders to act by written consent. Article III, Section 3 requires stockholders wishing to act

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          20.  This purported limitation on the ability of the stockholders to act by written consent in the Bylaws violates 8 Del. C. (S) 228.

          21. The Bylaws also further attempt to restrict the ability of the stockholders to act by written consent. Article IX, Section 4 of the Bylaws provides, in part:

               These bylaws may be altered, amended or repealed or new bylaws may be adopted by the board of directors or by the stockholders in the manner provided in this Article IX, Section 4 at any meeting, but not by written consent, of the stockholders. In order for the board of directors to effect an alteration, amendment or repeal of these bylaws or to adopt new bylaws, written notice containing the proposed alteration, amendment, repeal, or new bylaws must be provided to all the directors of the corporation not less than 30 days prior to the meeting of directors at which the proposal is to be considered unless the proposal is approved by at least 75 percent of all directors including 80 percent of Independent Directors (as defined in Article IX of these bylaws). In order for the stockholders to effect an alteration, amendment, or repeal of these bylaws or to adopt new bylaws, written notice containing the proposed alteration, amendment, repeal, or new bylaws has been provided to the secretary and all the directors of the corporation not more than seven days after the corporation gives notice of the meeting of stockholders at which the proposal is to be considered. (emphasis added).

          22. Thus, Barrett purports to limit the right of the stockholders to act by written consent through the Company's bylaws, not its certificate of incorporation. Such a restriction in the Bylaws violates Delaware law.

          23. Article IX, Section 4 of the Bylaws also purports to deny the right of the stockholders of Barrett to act by written consent to amend the Bylaws.

          24. The poison pill and the Bylaws restrain and impair the ability of Barrett

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stockholders to affect corporate policy by, inter alia, impeding shareholder ability to accumulate shares and associate together to replace incumbent management, oppose management initiatives, or otherwise affect corporate policy through stockholder action, particularly by written consent. By effectively preventing any single party from owning and thereby voting greater than 15% of the outstanding common shares, management clearly has a significant advantage in any proxy contest which might threaten to eliminate or diminish their control over Barrett. The poison pill and the Bylaws thereby serve to perpetuate senior management's control over the business and operations of the Company and to frustrate potential bidders of Barrett.

          25. The Shell Offer represents an opportunity to effect a change of control of Barrett, its business and affairs. In a change of control transaction, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in Barrett, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Because of such conflict of interest, the Individual Defendants are unable to represent the interests of Barrett's public stockholders with the impartiality that their fiduciary duties require, nor are they able to ensure that their conflicts of interest will be resolved in the best interests of Barrett's public stockholders.

          26.  Defendants' fiduciary obligations require them to:

          (a) undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets or consider strategic alternatives; and

          (b)  adequately ensure that no conflicts of interest exist between

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defendants' own interests and their fiduciary obligations to the public stockholders of Barrett.

          27. The Individual Defendants' failure to adequately negotiate with Shell, auction the Company and/or invite other bidders, constitutes a violation of their fiduciary duties owed to the public stockholders of Barrett.

          28. By virtue of the acts and conduct alleged herein, the Individual Defendants, who direct the actions of the Company, are carrying out a preconceived plan and scheme, through the poison pill and the invalid Bylaws, among other things, to entrench themselves in office and to protect and advance their own parochial interests at the expense of the Class.

          29. Plaintiff and other Class members are immediately threatened by the wrongs complained of herein which have caused and will cause irreparable injury to them.

          30. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class to the irreparable harm of the Class.

          31. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

               (a) declaring this to be a proper class action and appointing plaintiff as class representative;

               (b) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to undertake an appropriate evaluation of alternatives designed to maximize value for Barrett's public

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stockholders including negotiating with Shell or any other bona fide offeror;

          (c) preliminarily and permanently enjoining defendants from deploying the poison pill except to maximize shareholder value;

          (d) declaring that the Advance Notice Bylaw is invalid and enjoining the Company or anyone acting on its behalf or in concert with it from enforcing the Advance Notice Bylaw;

          (e) declaring that the purported prohibition on the ability of the stockholders to amend the Bylaws by written consent is invalid and enjoining the Company or anyone acting on its behalf or in concert with it from enforcing such provision;

          (f) ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

          (g) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and

          (h) granting such other and further relief as this Court may deem to be just and proper.

                                        ROSENTHAL, MONHAIT GROSS
                                         & GODDESS, P.A.


                                        By
                                          ------------------------------
                                        Suite 1401, Mellon Bank Center
                                        919 Market Street
                                        Wilmington, DE 19899-1070
                                        (302) 656-4433

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OF COUNSEL

GOODKIND LABATON RUDOFF
  & SUCHAROW LLP
100 Park Avenue, 12th floor
New York, NY 10017
(212) 907-0700

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